Exhibit 99.1

Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER RECEIVES NOTIFICATION OF NON-COMPLIANCE FROM NYSE MKT AND DECIDES TO VOLUNTARILY DE-LIST FROM THE NYSE MKT

June 25, 2013

Vancouver, British Columbia Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) (the “Company” or “Kimber”) announced today that it has received a letter (the “Notice”) from the staff of the NYSE MKT LLC (the “Exchange”) notifying the Company that it is not in compliance with the continued listing requirements set forth in Part 10 of the NYSE MKT Company Guide (the “Company Guide”).

The Exchange has given Kimber until July 19, 2013 to submit a plan outlining how it intends to bring itself into compliance with these requirements, and to complete a reverse stock split to increase its share price. Instead, Kimber has decided to submit written notice to the Exchange of its intention to voluntarily delist its common shares from the Exchange. Kimber further intends to file a Form 25 with the Securities Exchange Commission to complete the voluntary delisting of its common shares from the Exchange, which will become effective 10 days after the filing date.

Kimber decided to take this action after concluding that the disadvantages of maintaining its listing on the Exchange outweigh the benefits to Kimber and its shareholders. Among the factors considered were the continued downward pressure on the trading price of Kimber’s stock on the Exchange which the Company believes is a result of market manipulation in the United States (see below); the ongoing costs and expenses, both, direct and indirect, associated with having Kimber’s common stock listed on the Exchange; the costs and expenses of preparing the requested compliance plan; and the potential ineffectiveness of a reverse stock split to increase Kimber’s share price in light of the continued unusual trading activity in Kimber’s stock in the United States.

As detailed in Kimber’s news release of May 7, 2013, during the past two years, Kimber’s management has identified repeated instances of unusual trading activity in Kimber’s securities which management believes involves naked short selling of the Company’s common stock on the Exchange as part of a market manipulation scheme. The Company has seen high volume selling at the beginning or end of the day on repeated occasions, though regulatory filings from the Company’s significant shareholders have not shown substantial changes in their ownership of Kimber’s common stock over the two year period. In addition, SEC Rule 201 has been triggered 35 times since March 2011 with the rule often being in effect for multiple days at time. These periods include a large number of trading days in March and April 2013. Kimber has repeatedly alerted the NYSE MKT, FINRA, IIROC, the British Columbia Securities Commission and the Securities and Exchange Commission to this continued unusual trading.

Kimber’s common stock will continue to be listed and traded on the Toronto Stock Exchange, (the "TSX"). Kimber does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from the Exchange since its U.S. shareholders will continue to be able to trade the common shares through the facilities of the TSX.

ABOUT KIMBER

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s belief that its low stock price is the result of naked short selling and/or an illegal market manipulation scheme designed to artificially cap the Company’s stock price as well as the Company’s belief that the Regulatory Authorities will, or have initiated an investigation of the unusual trading activity. When used herein, the words "anticipate," "believe," "estimate," “upcoming,” "plan," “target”, "intend" and "expect" and similar expressions, as they relate to Kimber Resources Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences, including, but not limited to, risk factors discussed in our latest Annual Report on Form 20-F for the year ended September 30, 2012. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.